Greenwich, Connecticut -- June, 13, 1997 -- Dynamics Corporation of
America (NYSE:DCA) announced today that Judge Gerard L. Goettel of the United States District Court for the District of Connecticut has denied WHX Corporation's motion for a preliminary injunction which would have compelled Dynamics to redeem its Shareholder Rights Plan in order to allow WHX's tender offer for Dynamics shares to proceed.

        Dynamics recommends that shareholders who wish to receive cash for their shares accept the tender offer by CTS Corporation for approximately 50% of the Dynamics shares at $56.25 per share. The offer is scheduled to expire at midnight tonight. All Dynamics' shares not purchased in the tender offer will be converted in a merger into 0.88 shares of CTS stock. WHX's tender offer, at $56 per share for all shares, is also scheduled to expire at midnight tonight.

        Dynamics also announced that Judge Charles Edward Ramos of the Supreme Court of the State of New York has denied a motion by a Dynamics shareholder for a preliminary injunction which also would have compelled Dynamics to redeem its Rights Plan.